P.O. BOX 8016, CARY, NC 27512-9903

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TuanChe Limited

Annual General Meeting of Shareholders

For Shareholders of record as of January 10, 2025

Monday, February 10, 2025 10:00 AM, Local Time

Mail:

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 12:00 PM, EDT, February 5, 2025.

TUANCHE LIMITED

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 PM, EDT, on February 5, 2025)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of TuanChe Limited registered in the name of the undersigned on the books of the Depositary as of the close of business Januray 10, 2025 at the Annual General Meeting of the Shareholders of Tuanche Limited to be held on February 10, 2025 at 10:00 a.m. (Beijing Time) in 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, The People's Republic of China.

NOTE:
1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.
2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

TuanChe Limited Annual General Meeting of Shareholders

Please make your marks like this: ☒

PROPOSAL	FOR	AGAINST	ABSTAIN
1. As an ordinary resolution, that Wei Wen be re-elected as director of the Company, to hold office until the Company's next annual general meeting, provided always that at such annual general meeting, his term of office may be renewed or extended for such further period as may be approved by ordinary resolution;	☐	☐	☐
2. As an ordinary resolution, that Guangsheng Liu be re-elected as director of the Company, to hold office until the Company's next annual general meeting, provided always that at such annual general meeting, his term of office may be renewed or extended for such further period as may be approved by ordinary resolution;	☐	☐	☐
3. As an ordinary resolution, that Jintao Lin be re-elected as director of the Company, to hold office until the Company's next annual general meeting, provided always that at such annual general meeting, his term of office may be renewed or extended for such further period as may be approved by ordinary resolution;	☐	☐	☐
4. As an ordinary resolution, that Wentao Deng be re-elected as director of the Company, to hold office until the Company's next annual general meeting, provided always that at such annual general meeting, his term of office may be renewed or extended for such further period as may be approved by ordinary resolution;	☐	☐	☐
5. As an ordinary resolution, that Yicheng Yang be re-elected as director of the Company, to hold office until the Company's next annual general meeting, provided always that at such annual general meeting, his term of office may be renewed or extended for such further period as may be approved by ordinary resolution;	☐	☐	☐
6. As an ordinary resolution, to ratify the selection of JWF Assurance PAC as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2024;	☐	☐	☐
7. As an ordinary resolution, to approve and adopt the Company's 2024 equity incentive plan;	☐	☐	☐
8. As an ordinary resolution, that the authorized share capital be increased from US$100,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 60,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 140,000,000 shares of a par value of US$0.0001 each, to US$3,000,000 divided into 30,000,000,000 shares comprising of (i) 24,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,800,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 4,200,000,000 shares of a par value of US$0.0001 each of such class or classes as the Board may determine, by the creation of 23,200,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,740,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 4,060,000,000 shares of a par value of US$0.0001 each of such class or classes as the Board may determine;	☐	☐	☐
9. As a special resolution, that the Company's name be changed from "TuanChe Limited" to "Token Cat Limited" (the "Name Change"); and	☐	☐	☐
10. As a special resolution, that the seventh amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the eighth amended and restated memorandum and articles of association of the Company.	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) ____________ Date

Signature (if held jointly) ____________ Date